

July 12, 2010

Mr. Stéphane Rougeot
Chief Financial Officer
Technicolor
1 rue Jeanne d'Arc
Issy-les-Moulineaux 92443
France

> **Re:** **Technicolor**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 7, 2010**
> **File No. 1-14974**

Dear Mr. Rougeot:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

10.1 Reports of Independent Registered Public Accounting Firms, page 145

1. Refer to your disclosures in footnotes 2.1 on page 155 and 3.1 on page 167 which you refer to the "Group as a going concern." Your conclusions on the company's ability to continue as a going concern are unclear. If you concluded that there are material uncertainties related to events or conditions that may cast significant doubt upon the company's ability to continue as a going concern, please ask your auditors and tell us how they considered these uncertainties in their auditor report.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director